

March 14, 2013

<u>Via E-mail</u>
Mr. Frank Puissegur
Chief Financial Officer
American Commerce Solutions, Inc.
1400 Chamber Drive
Bartow, Florida 33830

> **Re:     American Commerce Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended February 29, 2012**
> **Filed May 25, 2012**
> **File No. 033-98682**

Dear Mr. Puissegur:

We have reviewed your response dated February 19, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.


<u>Forms 10-Q for the Periods Ended May 31, August 31, and November 30, 2012</u>

<u>Item 4(T). Controls and Procedures, page 2</u>

<u>Evaluation of Disclosure Controls and Procedures, page 2</u>

1.  We see that you state in the beginning of the first paragraph that management carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures, but there is no conclusion therein regarding the effectiveness of your disclosure controls and procedures. We also see that you provided a conclusion regarding the effectiveness of your internal control over financial reporting. Please further amend your Forms 10-Q for each period to appropriately separate your discussion, and related conclusions as to effectiveness, regarding your disclosure controls and procedures in accordance with Item 307 of Regulation S-K, and your internal control over financial

reporting in accordance with Item 308 of Regulation S-K. Please also note that management's annual report on internal control over financial reporting is only required annually.

<u>Limitations on the Effectiveness of Controls, page 3</u>

2. Similar to the amendment to your Form 10-K please remove the language that your disclosure controls and procedures are 'sufficiently effective' to provide reasonable assurance that the objectives of your disclosure controls and procedures were met.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3676 if you have any questions regarding these comments.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief